

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
Dave Kinross
Chief Financial Officer
Central Valley Community Bancorp
7100 N. Financial Dr., Suite 101
Fresno, CA 93720

> **Re:** **Central Valley Community Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 20, 2013**
> **File No. 000-31977**

Dear Mr. Kinross:

We completed our review of your filing[s] on May 10, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
Bruce Dravis
Downey Brand LLP